Exhibit 99.1

Chindata Group Announces Shareholders’ Approval of Merger Agreement

BEIJING, December 4, 2023—Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced that at an extraordinary general meeting of shareholders (the “EGM”) held today, the Company’s shareholders voted in favor of, among other things, the proposal to authorize and approve the execution, delivery and performance of the previously announced agreement and plan of merger, dated as of August 11, 2023 (the “Merger Agreement”), among the Company, BCPE Chivalry Bidco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and BCPE Chivalry Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of the Parent (the “Merger”), and to authorize and approve the consummation of any and all transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Approximately 91.70% of the Company’s total outstanding Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share (each, a “Class A Share” and “Class B Share,” respectively), including Class A Shares represented by the Company’s American depositary shares (the “ADSs”), attended the EGM by proxy. Each shareholder has one vote for each Class A Share or 15 votes for each Class B Share. These shares represented approximately 98.85% of the total outstanding votes represented by the Company’s total ordinary shares outstanding at the close of business in the Cayman Islands on the record date of November 3, 2023. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, were approved by over 97.75% of the total votes cast at the EGM.

The completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Under Section 7.2(e) of the Merger Agreement, the obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by the Merger Agreement are subject to the condition that shareholders of the Company holding less than 12% of the total issued and outstanding shares of the Company immediately prior to the effective time of the Merger shall have validly served and not withdrawn a notice of objection under section 238(2) of the Companies Act (As Revised) of the Cayman Islands (“Objection Notices”). Prior to the EGM, the Company received Objection Notices from holders of the Company’s Class A ordinary shares representing, collectively, approximately 22.79% of the total issued and outstanding shares of the Company. As a result, the closing condition under Section 7.2(e) of the Merger Agreement is not satisfied. The Company has formally requested that Parent and Merger Sub waive this closing condition. However, the Company cautions its shareholders and others considering trading its securities that, due to the non-satisfaction of the closing condition in Section 7.2(e) of the Merger Agreement, Parent and Merger Sub are not obligated to consummate the Merger or the other transactions contemplated by the Merger Agreement and that there is no assurance that Parent and Merger Sub will waive such closing condition.

If and when the Merger is completed, it would result in the Company becoming a private company and its ADS would no longer be listed or traded on any stock exchange, including the NASDAQ Global Select Market, and the Company’s ADS program would be terminated.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers and network services.

Chindata Group operates two sub-brands: “Chindata” and “Bridge Data Centres”. Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

Mr. Dongning Wang

dongning.wang@chindatagroup.com